FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Ricoh Company, Ltd.
                                              ------------------------------
                                              (Registrant)

                                              By:  /S/  Zenji Miura
                                              ------------------------------
                                              Zenji Miura
                                              Director,
                                              Corporate Executive Vice President
                                              and Chief Financial Officer

October 27, 2005


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
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/NOPRE/NOPOST/NOFOLIO/$$END

RICOH                                                           October 27, 2005

                                 INTERIM REPORT

                       Half year ended September 30, 2005
        (Results for the Period from April 1, 2005 to September 30, 2005)
                      Three months ended September 30, 2005
        (Results for the Period from July 1, 2005 to September 30, 2005)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2005, 2004 and Year ending March 31, 2006 (Forecast)

                                                                                                                  (Billions of yen)
---------------------------------------------------------------------------------------------------   -----------------------------
                                               Half year ended      Half year ended                       Year ending
                                             September 30, 2005   September 30, 2004                     March 31, 2006
                                                  (Results)            (Results)            Change         (Forecast)        Change
---------------------------------------------------------------------------------------------------   -----------------------------
  Domestic sales                                          480.9                469.1           2.5%              999.7         2.7%
  Overseas sales                                          442.1                406.8           8.7%              900.3         7.0%
Net sales                                                 923.0                876.0           5.4%            1,900.0         4.7%
Gross profit                                              388.2                363.8           6.7%              804.0         6.5%
Operating income                                           66.9                 57.7          15.8%              160.0        18.1%
Income before income taxes                                 69.4                 60.0          15.6%              160.0        18.2%
Net income                                                 42.8                 35.8          19.7%               97.0        16.7%
---------------------------------------------------------------------------------------------------   -----------------------------
Exchange rate (Yen/US$)                                  109.42               109.83          -0.41             109.71         2.13
Exchange rate (Yen/EURO)                                 135.67               133.31           2.36             135.34         0.09
---------------------------------------------------------------------------------------------------   -----------------------------
Net income per share (yen)                                58.40                48.48           9.92             132.07        19.43
---------------------------------------------------------------------------------------------------   -----------------------------
Total assets                                            1,948.5              1,877.4           71.1                  -            -
Shareholders' equity                                      905.6                830.2           75.3                  -            -
Interest-bearing debt                                     371.7                435.3          -63.5                  -            -
---------------------------------------------------------------------------------------------------   -----------------------------
Equity ratio (%)                                           46.5                 44.2            2.3                  -            -
---------------------------------------------------------------------------------------------------   -----------------------------
Shareholders' equity per share (yen)                   1,233.08             1,123.84         109.24                  -            -
---------------------------------------------------------------------------------------------------   -----------------------------
Cash flows from operating activities                       73.3                 57.9           15.4                  -            -
Cash flows from investing activities                      -61.9                -33.9          -27.9                  -            -
Cash flows from financing activities                      -49.7                -16.9          -32.8                  -            -
Cash and cash equivalents at end of period                148.0                214.7          -66.6                  -            -
---------------------------------------------------------------------------------------------------   -----------------------------
Capital expenditures                                       58.1                 38.2           19.9              114.0         29.2
Depreciation for tangible fixed assets                     31.1                 31.0            0.0               69.0          2.2
R&D expenditures                                           54.9                 53.4            1.5              116.0          5.5
---------------------------------------------------------------------------------------------------   -----------------------------

(2) Three months ended September 30, 2005 and 2004

                                                                             (Billions of yen)
----------------------------------------------------------------------------------------------
                                            Three months ended    Three months ended
                                            September 30, 2005    September 30, 2004    Change
----------------------------------------------------------------------------------------------
  Domestic sales                                         246.9                 235.8      4.7%
  Overseas sales                                         223.1                 203.5      9.6%
Net sales                                                470.0                 439.4      7.0%
Gross profit                                             193.5                 174.7     10.8%
Operating income                                          29.6                  18.3     61.3%
Income before income taxes                                31.3                  18.7     67.0%
Net income                                                19.1                  10.9     75.2%
----------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                 111.22                110.01      1.21
Exchange rate (Yen/EURO)                                135.79                134.44      1.35
----------------------------------------------------------------------------------------------
Net income per share (yen)                               26.08                 14.79     11.29
----------------------------------------------------------------------------------------------
Capital expenditures                                      23.4                  19.5       3.8
Depreciation for tangible fixed assets                    15.4                  15.0       0.3
R&D expenditures                                          29.4                  29.0       0.3
----------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                        1
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POLICIES

1. Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. Based on this group vision, we will continue to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. This approach will enable us to gain the utmost trust of our customers and continue to grow and develop our business. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment. Our 15th medium-term management plan - which extends from April 2005 to March 2008 - features the following five basic management policies:

  1. Foster a "Vital and motivated culture" with high objectives and achieve them;
  2. Aim at "World No.1manufacturer" through unique, competitive technology with leading-edge technologies;
  3. Provide customers with "Sensitivity to people's needs", "Sensitivity to the earth" and "Simplify knowledge creation";
  4.   Invest smartly in growth areas and expand business foundation; and
  5.   Innovate group management and maximize capital efficiency.

2. Medium-Term Management Strategies

In terms of Office Solution business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

In the 14th medium-term management plan, we defined our principal strategy as "the realization of TDV, thereby broadening our revenue and earning framework," as we recognize that efficient and effective Input/Output(I/O), storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for our customers.

While there are no changes to the direction of business structure reform and principal strategy of the Ricoh Group in the 15th medium-term management plan, we will aim to increase our corporate value by more than ever addressing issues from the customer's standpoint and continuing to provide values that meet customers' expectations.

In Office Solution Business, in particular, we are confident that we can further solidify our business foundation by taking utmost advantage of the abilities and strengths of the Ricoh Group, such as the comprehensive product line, customer rapport through sales and service, ability to provide solutions, global operations, image processing technology, and image processing and merging technology, to respond to the diverse needs of even greater range of customers.

In Office Solution Business, we have identified "printing" as an area that presents an outstanding opportunity for growth. Consequently, we will shift a higher portion of our business resources to this area. Namely, we will continue to advance such printing solutions as BC (black-color) conversion and TCO (total cost of ownership) reduction solutions in the office, enter the high-end production printing market, boost low-end color laser printers and expand gel jet printers to expand the business domain and size. Furthermore, we will revamp our sales system solutions and solutions platform to capture a greater share of major customers, particularly major global accounts.

On the other hand, we will allocate greater business resources to promising businesses in the Industry Business. In addition, we will seek for greater business shares of both Office Solutions and Industry Business in emerging markets.

As technological differentiation is the key to realizing customer value in each business and increasing profitability, we will continue our aggressive R&D activities to boost our technical power.

3. Basic Approach and Policies for Corporate Governance

The Ricoh Group is committed to corporate governance by ensuring the transparency of management and improving competitiveness based on the spirit of corporate ethics and compliance.

(1) Status of corporate governance

We employ a statutory auditor system. Combined with a more effective board of directors and an executive officer system, the auditor system reinforces the supervision of management and supports managerial activities.

The board of directors is composed of eleven directors, of which two are outside directors. The board of directors makes important decisions concerning the supervision of management and management of the group.

Under the executive officer system, the executive function is delegated to each division to clarify roles. As a sub-organization to the board of directors, an group management committee is composed of the Chief Executive Officer and other executive officers who meet certain qualifications. This committee takes such business actions as supervising the divisions and preparing the optimal strategy for the entire group, within the scope of authority delegated by the board of directors.

                                        2
$$/BREAK/$$END

Four corporate auditors, including two outside auditors, perform strict audits by attending the board of directors meetings and management meetings, receiving reports on exercise of function from the directors, reviewing important resolution documents, and investigating the status of operations and assets. Corporate Audit Office, which is the Ricoh Group's internal auditing unit, performs fair and objective examination and evaluation of how each division is executing its business based on rational criteria, and provides advice and recommendations for improvement. As for external auditing, in light of the call for greater independence of auditing corporations, we have established regulations concerning the polices and procedures for prior approval for auditing and non-auditing duties, and have implemented the board of auditors' prior approval system for details and contract amounts of auditing contracts.

Furthermore, to further reinforce the internal control of the Ricoh Group, we have formed the Internal Management & Control Office. To maintain the status of the Ricoh Group as a global company with high corporate values, the section cooperates with other units and principal group companies to revamp internal control mechanisms across the group, provide education, and improve business processes to comply with relevant laws, regulations, and standards, to improve the effectiveness and efficiency of operations, and to maintain the integrity of financial reports.

We have established Ricoh Group corporate social responsibility (CSR) charter and Ricoh Group code of conducts to ensure that every employee in the group understands and abides by the laws of each country, international rules, and the spirit of these rules, and acts in good common sense with responsibility.

For corporate disclosure, we have established internal rules that set forth the process from the collection to preparation, reporting, and disclosure of information. The disclosure committee was formed to manage the process, and to ensure the accuracy, timeliness, and completeness of the disclosure.

(2) Outline of personal relationships, capital relationships, transactions, and other interests between the company, company's outside directors, and outside auditors

There exists no special interest between the two outside directors, two outside auditors, and the company.

(3) Corporate governance initiatives implemented by Ricoh over the past year

The Ricoh Group abolished the offices of chairman, president, executive vice president, executive managing director, and managing director as of June 28, 2005 to further strengthen the ability of the board of directors to supervise management. In addition, as of the same date, we formed the nomination and compensation committee, a permanent committee unique to the Ricoh Group, within the board of directors. Composed of two outside directors and two inside directors, the nomination and compensation committee, besides performing other tasks, establishes, revises, and abolishes the director and executive officer appointment and dismissal regulations, appoints candidates for president and chief executive officer, and decides on individual compensations for directors and group management committee members. The committee will create a positive tension in managerial execution and business execution, which are the core functions of the company, to further improve their quality and speed.

4. Challenges

As customers' needs become ever more diverse, customers are no longer satisfied with purchasing products or receiving ordinary service. The competition has also intensified in the transition to color and in solutions marketing. In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new values for customers and improving managerial efficiency.

In creating customer value, it is important that we forecast customer needs and improve our products and services to meet these needs. To this end, we will increase the scope of CS (Customer Satisfaction) management, in which we aggressively cultivate new values by more than ever placing ourselves in the shoes of our customers. We will also continue to boost our technical ability to materialize products and services that provide new values. Our effort will also continue in improving the efficiency of management to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency. The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate value.

5. Dividend Policy

Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

                                        3
$$/BREAK/$$END

6. Concept and Policy of Reducing the Trading Unit

Ricoh plans to keep investment patterns and shareholder composition under close scrutiny, and we will consider taking the appropriate steps to alter the minimum investment lot if so required. By reducing the minimum number of shares required to invest in the company, Ricoh believes that a broader range of investors can be attracted to equity markets, while at the same time, the liquidity of this company's shares may be enhanced. Nevertheless, many investors already trade in Ricoh's shares, and for this reason, management has concluded that there is no immediate need for reduction of the minimum investment lots.

Furthermore, we intend to pay attention to the condition of business partners and of shareholder makeup as we carefully study both the necessity and the timing of implementation of these measures.

7. Parent Information

Description is omitted since there is no parent company.

                                        4
$$/BREAK/$$END

OPERATING RESULTS & FINANCIAL POSITION

*Overview

The Ricoh Group's consolidated net sales for the medium-term period of fiscal 2006 (the six months period from April 1 to September 30, 2005) increased 5.4% from the previous corresponding period to Yen 923.0 billion. During this period, the average yen exchange rates were at Yen 109.42 against the U.S. dollar (up Yen 0.41) and Yen 135.67 against the euro (down Yen 2.36). Accordingly, the sales would increase by 5.0% excluding effects of such foreign currency fluctuations.

As for sales, domestic sales of Imaging Solution increased by 8.0% from the previous corresponding period. This was primarily due to the continuous increase in sales of color PPC products, MFPs (multifunctional printers) and laser printers. On the other hand, net sales of personal computers and PC servers, and semiconductor in sluggish demand decreased. As a result, domestic sales increased by 2.5% from the previous corresponding period to Yen 480.9 billion. Overseas sales of color PPC products, MFPs (multifunctional printers) and laser printers increased, too, while sales of optical discs decreased. As a result for overseas, its net sales increased by 8.7% from the previous corresponding period to Yen 442.1 billion. Excluding effects of foreign currency fluctuations, net sales in overseas would increase by 7.8% from the previous corresponding period.

Gross profit increased by 6.7% to Yen 388.2 billion from the previous corresponding period. This increase is due primarily to increase in profit by sales increase of high value-added products in Office Solution Business segment and the effects of continuous cost cutting activities for logistics, manufacturing and so on.

Selling, general and administrative expenses increased by 5.0% from the previous corresponding period to Yen 321.3 billion. This increase was in the range of increase in gross profit accordingly and it consisted of strategic expenses as follows: R&D expenses of Yen 54.9 billion, up 2.9% or Yen 1.5 billion from the previous corresponding period; increase of sales expenses according to sales increase; spending to Information Technologies for core operating system development; enhancing sales and marketing structure overseas and so on.

As a result, operating income increased by 15.8% from the previous corresponding period to Yen 66.9 billion. Income before income taxes increased by 15.6% to Yen
69.4 billion from the previous corresponding period. In the other (income)expenses, we had financial improvement such as interest bearing debt reduction, and a gain from foreign exchange. As for provision for income taxes, effective tax rate was reduced by expansion of tax exemption on R&D expenses and expenditures for Information Technologies.

As a result, net income of this term increased 19.7% to Yen 42.8 billion.

[Graph 1] Consolidated performance

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

                                        5
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*Conditions by Product Line

Office Solution Business (Sales up 7.0% to Yen 786.2 billion)
-------------------------------------------------------------

Sales in the Imaging Solution as our core business increased by 8.5% as compared to the previous corresponding period due primarily to the continuously increase sales of color PPCs, MFPs and laser printers in Japan and overseas. On the other hand, net sales in the Network System Solution decreased as compared to the previous corresponding period due primarily to the decrease sales of personal computers and PC servers in Japan. As a result, net sales in the Office Solution Business increased by 7.0% as compared to the previous corresponding period to Yen 786.2 billion. Net sales would increase by 6.6% excluding impacts of foreign currency exchange fluctuations.

     Imaging Solution (Sales up 8.5% to Yen 693.1 billion)
     -----------------------------------------------------

     - Although domestic sales of digital PPCs decreased due primarily to the shift in customer demands to MFPs from stand-alone products, overseas sales of digital PPCs continued to perform well.

     - Color PPCs increased by introducing a new series of products to the market in responding to the increase of customer demands. - In response to the demands for high speed, networking and coloration, sales of MFPs continued to increase by offering new product lineups in Japan and overseas.

          MFPs:         Imagio Neo 353/453 series in Japan
                        Aficio 2035e/2045e series overseas
          Color MFPs:   Imagio Neo C355/455 series in Japan
                        Aficio 3224C, Aficio 3228C overseas

     - Sales of laser printers continued to increase both in Japan and overseas.
     - As a result, sales in this category increased by 8.5%.

     Network System Solution (Sales down 2.6% to Yen 93.1 billion)
     -------------------------------------------------------------

     - Sales in this category decreased due primarily to the decrease in domestic sales of personal computers and PC servers.

Industry Business (Sales down 0.5% to Yen 58.4 billion)
-------------------------------------------------------

Sales in the Industry Business decreased by 0.5% as compared to the previous corresponding period to Yen 58.4 billion. This was due primarily to demand decrease and/or weak demand cycle in semiconductor and optical equipments businesses.

Other Business (Sales down 5.2% to Yen 78.2 billion)
----------------------------------------------------

Sales in the optical discs business, mainly overseas, decreased, reflected the withdrawal from the self-developed drive business and its key-module/parts business in the last second quarter. As a result, net sales in the Other Business decreased by 5.2% as compared to the previous corresponding period to Yen 78.2 billion.

     [Graph 2] Consolidated sales by product line

     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

                                        6
$$/BREAK/$$END

* Consolidated Sales by Geographic Area

Japan (Sales up 2.5% to Yen 480.9 billion)
------------------------------------------

Although the Japanese economy seems to be on the recovery in terms of companies' business performance and capital investment, there is a concern of sudden rise in oil price, and the markets are in severe competitive environment. In this context, sales of color PPCs, MFPs, and laser printers increased owing to the implementation of products and marketing strategies to meet customer needs. On the other hand, sales of personal computers and PC servers decreased. As a result, sales of office solution business increased by 4.9% from the previous corresponding period. Sales of industry business including semiconductor business etc. in the weak demand cycle, and other business decreased by 9.1%, and 3.5%, respectively. As a result, total of domestic sales increased by 2.5% from the previous corresponding period to Yen 480.9 billion.

The Americas (Sales up 14.0% to Yen 183.9 billion)
--------------------------------------------------

With concern for the influence of frequent hurricane, competition in its markets has become more intense. Under these circumstances, we have stepped up sales effort of color PPCs, MFPs and laser printers in response to changes in customer needs for networking, color capability, and higher speeds. We have also committed to expand sales to major accounts. Accordingly, sales of office solution, our core business, has kept high performance. As a result, total sales in the Americas resulted in 14.0% increase from the previous corresponding period.

Europe  (Sales up 4.4% to Yen 201.3 billion)
--------------------------------------------

Although the European economy is relatively stable, market competition in some countries has increased. Under these circumstances, sales of our main products such as MFPs and laser printers increased continuously, maintaining the top share in the European office market. Total sales increased by 4.4% from the previous corresponding period despite decline in sales of optical discs business.

Others  (Sales up 8.1% to Yen 56.7 billion)
-------------------------------------------

In other regions including China, Asian and Oceania countries, sales of Office Solution has kept high performance. In terms of production, our manufacturing facilities in China increased their production responding to increased worldwide supply. As a result, total sales in other regions increased by 8.1% from the previous corresponding period.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

                                        7
$$/BREAK/$$END

*Segment Information

Business Segment
----------------

Office Solution Business
------------------------

As measures to realize Ricoh Group's core strategies, namely, (1) Replacing monochrome products with color models, (2) Increased sales of high-speed models, and (3) Provision of printing solutions, we have released a series of high value-added products with document functionality ranging from input/output to sharing and management, and endeavored to expand their sales. Accordingly, sales of color PPCs, MFPs and laser printers increased both in Japan and overseas. As a result, sales of the Office Solution increased by 7.0% from the previous corresponding period to Yen 786.2 billion.

In terms of operating expenses, there was strategic spending such as investment in research and development that includes development of main products for the next term, IT investment for of core operating system development, and enhancement of sales and marketing structure overseas. Total of operating income increased by 7.8% to Yen 90.4 billion .

Capital investment increased from the previous corresponding period due primarily to investment in research and development facility such as the Technology center in Ebina, Kanagawa prefecture, in order to improve MFPs and printers etc., new plant for producing high quality, heavy-duty and eco-friendly toner, and reforcing production line for new product.

Total assets increased from the previous corresponding period due primarily to an increase in fixed assets for above-mentioned capital expenditures and lease receivable from sales increase.

Industry Business
-----------------

Sales of semiconductor business decreased, particularly overseas, from the effect of demand cycle for mobile communications equipment. Sales decreased in the optical equipment due to the sluggish demand. As a result, total sales of the Industry Business decreased by 0.5% from the previous corresponding period to Yen 59.7 billion.

Operating income decreased from the previous corresponding period due to production adjustment in the semiconductor business. Total assets decreased from the previous corresponding period.

Other Business
--------------

Sales of Other Business decreased by 5.2% from the previous corresponding period to Yen 78.2 billion due mainly to the withdrawal from the self-developed drive business and its key-module/parts business in optical discs business. Operating income increased from the previous corresponding period due to almost completion of the above-mentioned withdrawal. Total assets decreased from the previous corresponding period.

                                                                               (Billions of yen)
------------------------------------------------------------------------------------------------
                                         Half year ended       Half year ended
                                        September 30, 2005    September 30, 2004      Change (%)
------------------------------------------------------------------------------------------------
Office Solution Business:
  Net sales                                          786.2                 734.6             7.0
  Operating income                                    90.4                  83.9             7.8
        Operating income on sales(%)                  11.5                  11.4        0.1point
   Identifiable assets                             1,394.0               1,196.7            16.5
   Capital expenditures                               51.4                  32.2            59.6
   Depreciation                                       26.3                  25.0             5.0
------------------------------------------------------------------------------------------------
Industry Business:
  Net sales                                           59.7                  60.0            -0.5
  Operating income                                    -0.1                   0.7               -
        Operating income on sales(%)                  -0.3                   1.3      -1.6points
   Identifiable assets                                73.2                  78.9            -7.2
   Capital expenditures                                4.5                   3.6            26.9
   Depreciation                                        3.1                   3.4            -8.0
------------------------------------------------------------------------------------------------
Other Business:
  Net sales                                           78.2                  82.5            -5.2
  Operating income                                     2.1                  -1.2               -
        Operating income on sales(%)                   2.7                  -1.5       4.2points
   Identifiable assets                               115.3                 130.7           -11.8
   Capital expenditures                                1.4                   1.2            17.3
   Depreciation                                        1.1                   1.1            -5.6
------------------------------------------------------------------------------------------------

                                        8
$$/BREAK/$$END

Geographic Segment
------------------

Japan
-----

In the Office Solution Business, aggressive marketing strategies implemented in the severe competitive conditions that increased sales of MFPs and laser printers etc. in Japan. Aided by increased export to overseas markets, sales in Japan increased by 4.2% to Yen 699.9 billion. Increase in sales of high value-added products and export, and continuous cost cutting activities for logistics and manufacturing contributed to generating profit. In the last first half fiscal year, expenses occurred for the withdrawal from the optical discs business. As a result, operating income increased by 19.0% to Yen 47.2 billion.

The Americas
------------

We achieved good results from such strategies as expanding sales of color PPCs, MFPs, and laser printers, and bolstering our sales to major accounts, and saw growth in sales of these main products. As a result, sales in the Americas increased by 12.2% from the previous corresponding period to Yen 184.0 billion. Operating income increased by 5.4% to Yen 6.4 billion due to the above-mentioned sales increase despite IT investments for core operating system development, and temporary increase in inventory.

Europe
------

Sales of MFPs and printers increased, and we have retained the top share of the European office market. Sales of optical disks decreased, however, sales in Europe for the current term increased by 3.2% to Yen 202.0 billion. Operating income decreased by 9.1% to Yen 9.9 billion, owing to the strategic cost for enhancing sales and marketing structure and change of the production lines in plants.

Others
------

Sales in the Asia/Oceania especially China, continued to increase. In terms of production, our manufacturing facilities in China increased their production responding to increased worldwide supply. Total sales in other regions increased by 9.8% from the previous corresponding period, to Yen 93.5 billion. Operating income increased by 21.4% to Yen 6.5 billion, due to the effect of favorable performance in sales, and expanded production volume and high productivity in production.

                                                                                  (Billions of yen)
     ----------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended
                                              September 30,2005   September 30, 2004     Change (%)
     ----------------------------------------------------------------------------------------------
     Japan:
       Net sales                                          699.9                671.4            4.2
       Operating income                                    47.2                 39.6           19.0
             Operating income on sales(%)                   6.8                  5.9       0.9point
       Identifiable assets                              1,186.2              1,069.7           10.9
     ----------------------------------------------------------------------------------------------
     The Americas:
       Net sales                                          184.0                163.9           12.2
       Operating income                                     6.4                  6.1            5.4
             Operating income on sales(%)                   3.5                  3.7      -0.2point
       Identifiable assets                                235.7                205.1           14.9
     ----------------------------------------------------------------------------------------------
     Europe:
       Net sales                                          202.0                195.7            3.2
       Operating income                                     9.9                 10.9           -9.1
             Operating income on sales(%)                   4.9                  5.6      -0.7point
       Identifiable assets                                226.0                206.1            9.7
     ----------------------------------------------------------------------------------------------
     Others:
       Net sales                                           93.5                 85.2            9.8
       Operating income                                     6.5                  5.4           21.4
             Operating income on sales(%)                   7.1                  6.4       0.7point
       Identifiable assets                                 73.1                 60.4           21.1
     ----------------------------------------------------------------------------------------------

                                        9
$$/BREAK/$$END

*Cash Flows

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                              Half year ended  Half year ended
                                              September 30,     September 30,
                                                  2005               2004             Change
--------------------------------------------------------------------------------------------
Cash flows from operating activities                     73.3             57.9          15.4
Cash flows from investing activities                    -61.9            -33.9         -27.9
Cash flows from financing activities                    -49.7            -16.9         -32.8
Cash and Cash Equivalents at End of Period              148.0            214.7         -66.6
--------------------------------------------------------------------------------------------

Net cash provided by operating activities increased Yen 15.4 billion as compared to the previous corresponding period, to Yen 73.3 billion. It was due mainly to the fact that net income and depreciation increased and trade receivable was collected, despite lease receivable increased from sales expansion.

Net cash used in investing activities increased Yen 27.9 billion as compared to the previous corresponding period, to Yen 61.9 billion. Investment in research and development facility such as the Technology Center in Ebina, Kanagawa prefecture, in order to improve MFPs and printers etc., new plant for producing high quality, heavy-duty and eco-friendly toner, and reforcing production line for new product occurred.

As a result, free cash flow generated by operating and investing activities decreased Yen 12.5 billion as compared to the previous corresponding period, to Yen 11.4 billion.

Net cash used in financing activities amounted to Yen 49.7 billion due primarily to the reduction of interest-bearing debt and the payment of dividend.

As a result, cash and cash equivalents at the end of this first half decreased by Yen 38.8 billion as compared to the end of the preceding fiscal year, to Yen
148.0 billion.

Transition of our cashflow indices from fiscal 2002 to 2006 are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                              Half year ended  Half year ended   Half year ended   Half year ended  Half year ended
                                               September 30,    September 30,     September 30,     September 30,    September 30,
                                                   2001              2002             2003               2004             2005
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity / Total assets                      33.9%            36.3%             36.8%             44.2%            46.5%
Market capitalization / Total assets                     72.7%            84.2%             77.3%             81.7%            66.8%
Interest bearing debt / Operating cash flow              12.2              5.5               7.9               7.5              5.1
Operating cash flow / Interest expense                    9.9             24.6              21.5              25.0             33.4
------------------------------------------------------------------------------------------------------------------------------------

     Notes:

     i. All indices are calculated based on consolidated data.

     ii. Market capitalization equals the stock price at the end of half year multipled by the number of shares outstanding at the end of half year.

     iii. Operating cash flow is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in the consolidated balance sheets.

                                       10
$$/BREAK/$$END

*Forecast for the entire fiscal year

Forecast and measures of Ricoh Group for the entire fiscal year
---------------------------------------------------------------

Although the Japanese economy is likely to recover, American economy continues good condition and the European economy is stable, there is a concern with frequent nature disasters and sudden rise in oil price all over the world. In our business environment, competition for color-capable products, digitalization and networking becomes more intense.

With regard to this fiscal year, we revised up our sales forecast to Yen 1,900.0 billion from the forecast announced in July. As for Imaging Solution that continues steady sales growth as our core business, we predict that its sales both in Japan and overseas will be increased by certain business strategies such as releasing valuable new products. In order to achieve the growth, we continue strategic business investments in the second half of the fiscal year.

We keep our fiscal forecast for gross profit, income before income taxes and net income from the forecast in July. For the third quarter and onward, we predict an exchange rate of Yen 110.00 against the U.S. dollar and of Yen 135.00 against the euro.

Our performance forecasts for fiscal 2006 are as follows:

Exchange Rate Assumptions for the 2nd half year
US$ 1  = Yen 110.00 (Yen 109.42 in 1st half year)
EURO 1 = Yen 135.00 (Yen 135.67 in 1st half year)

Exchange Rate Assumptions for the full year ending March 31, 2006
US$ 1  = Yen 109.71 (Yen 107.58 in previous fiscal year)
EURO 1 = Yen 135.34 (Yen 135.25 in previous fiscal year)

                                                                        (Billions of yen)
-----------------------------------------------------------------------------------------
                              Year ending       Year ended
                             March 31, 2006   March 31, 2005
                               (Forecast)       (Results)      Change
-----------------------------------------------------------------------------------------
  Domestic sales                      999.7            972.9     2.7%
  Overseas sales                      900.3            841.1     7.0%
Net sales                           1,900.0          1,814.1     4.7%
Gross profit                          804.0            754.5     6.5%
Operating income                      160.0            135.5    18.1%
Income before income taxes            160.0            135.3    18.2%
Net income                             97.0             83.1    16.7%
-----------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                       11
$$/BREAK/$$END

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INTERIM REPORT (CONSOLIDATED. HALF YEAR ENDED SEPTEMBER 30, 2005)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2005, AT THE BOARD OF DIRECTORS' MEETING: OCTOBER 27, 2005

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005

(1) Operating Results                                                                           (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                           Half year ended     Half year ended       Year ended
                                                         September 30, 2005   September 30, 2004   March 31, 2005
-----------------------------------------------------------------------------------------------------------------
Net sales                                                           923,020              876,003        1,814,108
    (% change from the previous corresponding periods)                  5.4                 -1.4              1.9
Operating income                                                     66,907               57,758          135,506
    (% change from the previous corresponding periods)                 15.8                -25.2             -9.7
Income before income taxes                                           69,407               60,064          135,383
    (% change from the previous corresponding periods)                 15.6                -15.9             -5.4
Net income                                                           42,867               35,821           83,143
    (% change from the previous corresponding periods)                 19.7                -15.2             -9.4
Net income per share-basic (yen)                                      58.40                48.48           112.64
Net income per share-diluted (yen)                                        -                    -                -
-----------------------------------------------------------------------------------------------------------------

Notes:
i. Equity in income of affiliates: Yen 935 million; Yen 1,434 million (half year ended September 30, 2004); Yen 3,120 million (year ended March 31, 2005)
ii. Average number of shares outstanding (consolidated): 734,019,631 shares; 738,843,718 shares (half year ended September 30, 2004); 738,160,042 shares (year ended March 31, 2005)
iii. No change in accounting method has been made.

(2) Financial Position                                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                         September 30, 2005   September 30, 2004   March 31, 2005
-----------------------------------------------------------------------------------------------------------------
Total assets                                                      1,948,587            1,877,455        1,953,669
Shareholders' equity                                                905,674              830,280          862,998
Equity ratio (%)                                                       46.5                 44.2             44.2
Equity per share (yen)                                             1,233.08             1,123.84         1,175.67
-----------------------------------------------------------------------------------------------------------------

Note: Number of shares outstanding as of September 30, 2005: 734,481,701 shares; 738,785,590 shares (September 30, 2004); 734,045,879 shares (March 31, 2005)

(3) Cash Flows                                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                           Half year ended     Half year ended       Year ended
                                                         September 30, 2005   September 30, 2004   March 31, 2005
-----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                 73,397               57,980          132,780
Cash flows from investing activities                                -61,916              -33,939          -96,198
Cash flows from financing activities                                -49,795              -16,906          -56,439
Cash and cash equivalents at end of period                          148,010              214,706          186,857
-----------------------------------------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 277; non-consolidated subsidiaries: 39; affiliated companies: 21

(5) Changes relating to the scale of consolidation and the application of the equity method:

Consolidated subsidiaries:
1 addition; 9 removals

Companies accounted for by the equity method: 2 removals

Notes:

Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2005 TO MARCH 31, 2006                           (Millions of yen)
-----------------------------------------------------------------------------------------------------------------

Net sales                                                                              1,900,000
Operating income                                                                         160,000
Income before income taxes                                                               160,000
Net income                                                                                97,000
-----------------------------------------------------------------------------------------------------------------

Note: Net income per share (Consolidated) 132.07 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2006. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

                                       12
$$/BREAK/$$END

GROUP POSITION

The Ricoh Group comprises 316 subsidiaries and 21 affiliates.
Their development, manufacturing, sales, and service activities center on Office Solution Business, Industry Business, and Other Business.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.


(Office Solution Business)
In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:
Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production
   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
    Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh UK Products Ltd.,  Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh Facsimile
    Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service
   Japan ...Hokkaido Ricoh Co., Ltd., Ricoh Tohoku Co., Ltd., Ricoh Sales Co.,
    Ltd. Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd., and 32 other sales companies nationwide, Ricoh Technosystems Co., Ltd., NBS Ricoh Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
   The Americas...Ricoh Corporation, Lanier Worldwide, Inc.
   Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh
    France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., and NRG Group PLC
   Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
    Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.


(Industry Business)
Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]
Production and Sales
   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and
    Ricoh Microelectronics Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh Industrie France S.A.S.


(Other Business)
Supplying optical discs and digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Sales
   Ricoh Corporation

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and Coca-Cola West Japan Co., Ltd. (affiliated company)


(Chart of Business System)
The chart of group position is omitted.

                                       13
$$/BREAK/$$END

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended September 30, 2005 and 2004)                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2005   September 30, 2004   Change     %
---------------------------------------------------------------------------------------------------------
Net sales                                                   470,038              439,453   30,585     7.0
Cost of sales                                               276,507              264,744   11,763     4.4
    Percentage of net sales (%)                                58.8                 60.2
Gross Profit                                                193,531              174,709   18,822    10.8
    Percentage of net sales (%)                                41.2                 39.8
Selling, general and administrative expenses                163,906              156,338    7,568     4.8
    Percentage of net sales (%)                                34.9                 35.6
Operating income                                             29,625               18,371   11,254    61.3
    Percentage of net sales (%)                                 6.3                  4.2
Other (income) expense
  Interest and dividend income                                  699                  470      229    48.7
    Percentage of net sales (%)                                 0.1                  0.1
  Interest expense                                            1,186                1,086      100     9.2
    Percentage of net sales (%)                                 0.3                  0.2
  Other, net                                                 -2,174                 -990   -1,184   119.6
    Percentage of net sales (%)                                -0.6                 -0.2
Income before income taxes,
  equity income and minority interests                       31,312               18,745   12,567    67.0
    Percentage of net sales (%)                                 6.7                  4.3
Provision for income taxes                                   11,276                7,860    3,416    43.5
    Percentage of net sales (%)                                 2.4                  1.8
Minority interests in earnings of subsidiaries                1,464                  780      684    87.7
    Percentage of net sales (%)                                 0.3                  0.2
Equity in earnings of affiliates                                572                  822     -250   -30.4
    Percentage of net sales (%)                                 0.1                  0.2
Net income                                                   19,144               10,927    8,217    75.2
    Percentage of net sales (%)                                 4.1                  2.5
---------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                              Yen 111.22           Yen 110.01
                     EURO 1                              Yen 135.79           Yen 134.44

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                  Half year ended       Half year ended                       Year ended
                                                 September 30, 2005   September 30, 2004  Change      %     March 31, 2005
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                   923,020              876,003   47,017     5.4        1,814,108
Cost of sales                                               534,767              512,123   22,644     4.4        1,059,531
    Percentage of net sales (%)                                57.9                 58.5                              58.4
Gross Profit                                                388,253              363,880   24,373     6.7          754,577
    Percentage of net sales (%)                                42.1                 41.5                              41.6
Selling, general and administrative expenses                321,346              306,122   15,224     5.0          619,071
    Percentage of net sales (%)                                34.9                 34.9                              34.1
Operating income                                             66,907               57,758    9,149    15.8          135,506
    Percentage of net sales (%)                                 7.2                  6.6                               7.5
Other (income) expense
  Interest and dividend income                                1,384                1,073      311    29.0            2,240
    Percentage of net sales (%)                                 0.1                  0.1                               0.1
  Interest expense                                            2,195                2,316     -121    -5.2            4,684
    Percentage of net sales (%)                                 0.2                  0.3                               0.3
  Other, net                                                 -3,311               -3,549      238    -6.7           -2,321
    Percentage of net sales (%)                                -0.4                 -0.5                              -0.2
Income before income taxes,
  equity income and minority interests                       69,407               60,064    9,343    15.6          135,383
    Percentage of net sales (%)                                 7.5                  6.9                               7.5
Provision for income taxes                                   24,785               23,779    1,006     4.2           50,634
    Percentage of net sales (%)                                 2.7                  2.7                               2.8
Minority interests in earnings of subsidiaries                2,690                1,898      792    41.7            4,726
    Percentage of net sales (%)                                 0.3                  0.2                               0.3
Equity in earnings of affiliates                                935                1,434     -499   -34.8            3,120
    Percentage of net sales (%)                                 0.1                  0.1                               0.2
Net income                                                   42,867               35,821    7,046    19.7           83,143
    Percentage of net sales (%)                                 4.6                  4.1                               4.6
--------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                              Yen 109.42           Yen 109.83                        Yen 107.58
                     EURO 1                              Yen 135.67           Yen 133.31                        Yen 135.25

                                       15
$$/BREAK/$$END

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended September 30, 2005 and 2004)                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2005   September 30, 2004   Change     %
---------------------------------------------------------------------------------------------------------
(Office Solution Business)
Imaging Solution Business                                   343,643              314,562   29,081     9.2
    Percentage of net sales (%)                                73.1                 71.6
Network System Solution Business                             54,565               52,355    2,210     4.2
    Percentage of net sales (%)                                11.6                 11.9
Total Office Solution Business                              398,208              366,917   31,291     8.5
    Percentage of net sales (%)                                84.7                 83.5
---------------------------------------------------------------------------------------------------------
(Industry Business)
Industry Business                                            32,381               29,177    3,204    11.0
    Percentage of net sales (%)                                 6.9                  6.6
---------------------------------------------------------------------------------------------------------
(Other Business)
Other Business                                               39,449               43,359   -3,910    -9.0
    Percentage of net sales (%)                                 8.4                  9.9
---------------------------------------------------------------------------------------------------------
Grand Total                                                 470,038              439,453   30,585     7.0
    Percentage of net sales (%)                               100.0                100.0
---------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                              Yen 111.22           Yen 110.01
                     EURO 1                              Yen 135.79           Yen 134.44

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                  Half year ended      Half year ended                       Year ended
                                                 September 30, 2005   September 30, 2004   Change     %     March 31, 2005
--------------------------------------------------------------------------------------------------------------------------
(Office Solution Business)
Imaging Solution Business                                   693,130              639,056   54,074     8.5        1,332,299
    Percentage of net sales (%)                                75.1                 73.0                              73.4
Network System Solution Business                             93,151               95,606   -2,455    -2.6          199,129
    Percentage of net sales (%)                                10.1                 10.9                              11.0
Total Office Solution Business                              786,281              734,662   51,619     7.0        1,531,428
    Percentage of net sales (%)                                85.2                 83.9                              84.4
--------------------------------------------------------------------------------------------------------------------------
(Industry Business)
Industry Business                                            58,459               58,760     -301    -0.5          119,408
    Percentage of net sales (%)                                 6.3                  6.7                               6.6
--------------------------------------------------------------------------------------------------------------------------
(Other Business)
Other Business                                               78,280               82,581   -4,301    -5.2          163,272
    Percentage of net sales (%)                                 8.5                  9.4                               9.0
--------------------------------------------------------------------------------------------------------------------------
Grand Total                                                 923,020              876,003   47,017     5.4        1,814,108
    Percentage of net sales (%)                               100.0                100.0                             100.0
--------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                              Yen 109.42           Yen 109.83                        Yen 107.58
                     EURO 1                              Yen 135.67           Yen 133.31                        Yen 135.25

Note: Effective from this financial period, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

Each category includes the following product line:
Imaging Solution Business          Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network system Solution Business   Personal computers, PC servers, network systems and network related software
Industry Business                  Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other Business                     Optical discs and digital camera

                                       16
$$/BREAK/$$END

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended September 30, 2005 and 2004)                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2005   September 30, 2004   Change     %
---------------------------------------------------------------------------------------------------------
(Domestic)                                                  246,926              235,864   11,062     4.7
    Percentage of net sales (%)                                52.5                 53.7
(Overseas)                                                  223,112              203,589   19,523     9.6
    Percentage of net sales (%)                                47.5                 46.3
      The Americas                                           96,759               82,929   13,830    16.7
        Percentage of net sales (%)                            20.6                 18.9
      Europe                                                 96,920               92,664    4,256     4.6
        Percentage of net sales (%)                            20.6                 21.1
      Other                                                  29,433               27,996    1,437     5.1
        Percentage of net sales (%)                             6.3                  6.3
Grand Total                                                 470,038              439,453   30,585     7.0
    Percentage of net sales (%)                               100.0                100.0
---------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                    US$ 1                                Yen 111.22           Yen 110.01
                   EURO 1                                Yen 135.79           Yen 134.44

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                  Half year ended      Half year ended                       Year ended
                                                 September 30, 2005   September 30, 2004   Change     %     March 31, 2005
--------------------------------------------------------------------------------------------------------------------------
(Domestic)                                                  480,917              469,176   11,741     2.5          972,975
    Percentage of net sales (%)                                52.1                 53.6                              53.6
(Overseas)                                                  442,103              406,827   35,276     8.7          841,133
    Percentage of net sales (%)                                47.9                 46.4                              46.4
      The Americas                                          183,915              161,330   22,585    14.0          325,597
        Percentage of net sales (%)                            19.9                 18.4                              17.9
      Europe                                                201,399              192,987    8,412     4.4          408,906
        Percentage of net sales (%)                            21.8                 22.0                              22.5
      Other                                                  56,789               52,510    4,279     8.1          106,630
        Percentage of net sales (%)                             6.2                  6.0                               6.0
Grand Total                                                 923,020              876,003   47,017     5.4        1,814,108
    Percentage of net sales (%)                               100.0                100.0                             100.0
--------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                    US$ 1                                Yen 109.42           Yen 109.83                        Yen 107.58
                   EURO 1                                Yen 135.67           Yen 133.31                        Yen 135.25

                                       17
$$/BREAK/$$END

3. CONSOLIDATED BALANCE SHEETS
(September 30, 2005 and March 31, 2005)

Assets                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                           September 30, 2005       March 31, 2005          Change
---------------------------------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                                            148,582              188,311           -39,729
    Trade receivables                                                 614,812              620,568            -5,756
    Marketable securities                                                 145                  138                 7
    Inventories                                                       167,768              167,365               403
    Other current assets                                               55,439               53,365             2,074
Total Current Assets                                                  986,746            1,029,747           -43,001
Fixed Assets
    Tangible fixed assets                                             256,857              247,410             9,447
    Finance receivable                                                405,788              391,947            13,841
    Other Investments                                                 299,196              284,565            14,631
Total Fixed Assets                                                    961,841              923,922            37,919
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                        1,948,587            1,953,669            -5,082
---------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
    Cash and cash equivalents                                         148,010              186,857
    Time deposits                                                         572                1,454

Liabilities and Shareholders' Investment                                                            (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                           September 30, 2005       March 31, 2005          Change
---------------------------------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                                    324,505              336,499           -11,994
    Short-term borrowings                                             147,310              183,518           -36,208
    Other current liabilities                                         155,108              151,497             3,611
Total Current Liabilities                                             626,923              671,514           -44,591
Fixed Liabilities
    Long-term indebtedness                                            224,444              226,567            -2,123
    Retirement benefit obligation                                      92,458               92,672              -214
    Other fixed liabilities                                            47,327               48,767            -1,440
Total Fixed Liabilities                                               364,229              368,006            -3,777
---------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                     991,152            1,039,520           -48,368
---------------------------------------------------------------------------------------------------------------------
Minority Interest                                                      51,761               51,151               610
---------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
    Common stock                                                      135,364              135,364                 -
    Additional paid-in capital                                        186,450              186,551              -101
    Retained earnings                                                 620,034              584,515            35,519
    Accumulated other comprehensive income (loss)                     -15,521              -21,963             6,442
    Treasury stock                                                    -20,653              -21,469               816
Total Shareholders' Investment                                        905,674              862,998            42,676
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                      1,948,587            1,953,669            -5,082
---------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
    Net unrealized holding gains on available-for-sale securities       6,623                4,791             1,832
    Pension liability adjustments                                     -14,213              -14,652               439
    Net unrealized gains (losses) on derivative instruments               183                  117                66
    Cumulative translation adjustments                                 -8,114              -12,219             4,105

                Reference: Exchange rate                   September 30, 2005       March 31, 2005
                          US$ 1                                Yen 113.19             Yen 107.39
                         EURO 1                                Yen 136.13             Yen 138.87

4. RETAINED EARNINGS

(Half year ended September 30, 2005 and Year ended March 31, 2005)                                  (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                                 Half year ended       Year ended
                                                                               September 30, 2005    March 31, 2005
---------------------------------------------------------------------------------------------------------------------
Retained earnings (beginning balance)                                                      584,515           515,372
Adjustment for change of fiscal period on consolidated subsidiaries                              -               777
Net income                                                                                  42,867            83,143
Cash dividends                                                                               7,348            14,777
Retained earnings (ending balance)                                                         620,034           584,515
---------------------------------------------------------------------------------------------------------------------

                                       18
$$/BREAK/$$END

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Half year ended      Half year ended      Year ended
                                                                           September 30, 2005  September 30, 2004   March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
  1. Net income                                                                        42,867               35,821           83,143
  2. Adjustments to reconcile net income to net cash
    provided by operating activities--
      Depreciation and amortization                                                    39,812               36,963           78,201
      Equity in earnings of affiliates, net of dividends received                        -110                 -631           -1,966
      Deferred income taxes                                                            -1,105                2,362           11,353
      Loss on disposal and sales of tangible fixed assets                               1,059                1,569            4,056
      Changes in assets and liabilities--
        (Increase) decrease in trade receivables                                       15,508               27,001          -26,429
        (Increase) decrease in inventories                                              1,624               -6,122          -12,885
        Increase in finance receivables                                               -17,194              -20,876          -30,294
        (Decrease) increase in trade payables                                         -12,414              -20,386           27,276
        Decrease in accrued income taxes and
          accrued expenses and other                                                     -563               -3,765          -13,719
        (Decrease) increase in retirement benefit obligation                             -146                1,332            4,307
      Other, net                                                                        4,059                4,712            9,737
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                            73,397               57,980          132,780
------------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
  1. Proceeds from sales of property, plant and equipment                                 312                  578              721
  2. Expenditures for tangible fixed assets                                           -58,038              -37,758          -84,076
  3. Payments for purchases of available-for-sale securities                          -60,213               -6,149          -79,431
  4. Proceeds from sales of available-for-sale securities                              62,788                    5          118,120
  5. (Increase) decrease in time deposits, net                                            910                  118             -511
  6. Acquisition of new subsidiaries, net of cash acquired                                  -                    -          -43,214
  7. Other, net                                                                        -7,675                9,267           -7,807
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                               -61,916              -33,939          -96,198
------------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
  1. Proceeds from long-term indebtedness                                              35,776               24,917           72,206
  2. Repayment of long-term indebtedness                                              -54,169              -33,832          -60,613
  3. (Decrease) increase in short-term borrowings, net                                 20,654                9,099          -38,052
  4. Proceeds from issuance of long-term debt securities                                    -                9,000           18,000
  5. Repayment of long-term debt securities                                           -44,000              -18,000          -22,000
  6. Dividend paid                                                                     -7,348               -7,405          -14,793
  7. Payment for purchase of treasury stocks                                             -237                 -251          -10,624
  8. Other, net                                                                          -471                 -434             -563
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                               -49,795              -16,906          -56,439
------------------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                         -533                2,057            1,200
------------------------------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                               -38,847                9,192          -18,657
------------------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                    186,857              203,039          203,039
VII. Adjustment for Change of Fiscal Period on Consolidated Subsidiaries                    -                2,475            2,475
------------------------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                      148,010              214,706          186,857
------------------------------------------------------------------------------------------------------------------------------------

                                       19
$$/BREAK/$$END

6. SEGMENT INFORMATION

(1) Industry Segment Information

(Three months ended September 30, 2005 and 2004)                                                            (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended    Three months ended
                                                              September 30, 2005    September 30, 2004      Change        %
------------------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTION BUSINESS:
  Net sales:
      Unaffiliated customers                                             398,208               366,917      31,291        8.5
      Intersegment                                                             -                     -           -          -
      Total                                                              398,208               366,917      31,291        8.5
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     356,455               332,531      23,924        7.2
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                        41,753                34,386       7,367       21.4
        Operating income on sales in Office Solution
         Business (%)                                                       10.5                   9.4
------------------------------------------------------------------------------------------------------------------------------
INDUSTRY BUSINESS:
  Net sales:
      Unaffiliated customers                                              32,381                29,177       3,204       11.0
      Intersegment                                                           658                   598          60       10.0
      Total                                                               33,039                29,775       3,264       11.0
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                      32,686                30,025       2,661        8.9
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                           353                  -250         603          -
        Operating income on sales in Industry Business (%)                   1.1                  -0.8
------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESS:
  Net sales:
      Unaffiliated customers                                              39,449                43,359      -3,910       -9.0
      Intersegment                                                             -                     -           -          -
      Total                                                               39,449                43,359      -3,910       -9.0
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                      38,279                45,229      -6,950      -15.4
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                         1,170                -1,870       3,040          -
        Operating income on sales in Other Business (%)                      3.0                  -4.3
------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                          -658                  -598         -60          -
      Total                                                                 -658                  -598         -60          -
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                          -685                  -590         -95          -
      Corporate                                                           13,678                13,887        -209          -
      Total                                                               12,993                13,297        -304          -
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                       -13,651               -13,895         244          -
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                             470,038               439,453      30,585        7.0
      Intersegment                                                             -                     -           -          -
      Total                                                              470,038               439,453      30,585        7.0
------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     440,413               421,082      19,331        4.6
------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                        29,625                18,371      11,254       61.3
        Operating income on consolidated net sales (%)                       6.3                   4.2
------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                        (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                              September 30, 2005    September 30, 2004    Change          %
------------------------------------------------------------------------------------------------------------------------------
    Office Solution Business                                           1,394,012             1,196,759     197,253       16.5
    Industry Business                                                     73,231                78,910      -5,679       -7.2
    Other Business                                                       115,397               130,783     -15,386      -11.8
    Elimination                                                           -7,536                -9,184       1,648      -17.9
    Corporate assets                                                     373,483               480,187    -106,704      -22.2
------------------------------------------------------------------------------------------------------------------------------
Total                                                                  1,948,587             1,877,455      71,132        3.8
------------------------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended    Three months ended
                                                              September 30, 2005    September 30, 2004      Change        %
------------------------------------------------------------------------------------------------------------------------------
    Office Solution Business                                              19,483                15,908       3,575       22.5
    Industry Business                                                      2,577                 2,090         487       23.3
    Other Business                                                           939                   822         117       14.2
    Corporate                                                                449                   770        -321      -41.7
------------------------------------------------------------------------------------------------------------------------------
Total                                                                     23,448                19,590       3,858       19.7
------------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended    Three months ended
                                                              September 30, 2005    September 30, 2004      Change        %
------------------------------------------------------------------------------------------------------------------------------
    Office Solution Business                                              12,937                11,831       1,106        9.3
    Industry Business                                                      1,658                 1,885        -227      -12.0
    Other Business                                                           590                   665         -75      -11.3
    Corporate                                                                282                   717        -435      -60.7
------------------------------------------------------------------------------------------------------------------------------
Total                                                                     15,467                15,098         369        2.4
------------------------------------------------------------------------------------------------------------------------------

Note: Effective from this financial period, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

                                       20
$$/BREAK/$$END

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                                      (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                       Half year ended      Half year ended                          Year ended
                                                      September 30, 2005   September 30, 2004     Change     %     March 31, 2005
----------------------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTION BUSINESS:
  Net sales:
    Unaffiliated customers                                       786,281              734,662      51,619     7.0        1,531,428
    Intersegment                                                       -                    -           -       -                -
    Total                                                        786,281              734,662      51,619     7.0        1,531,428
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             695,849              650,741      45,108     6.9        1,335,059
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                90,432               83,921       6,511     7.8          196,369
    Operating income on sales in Office Solution
     Business (%)                                                   11.5                 11.4                                 12.8
----------------------------------------------------------------------------------------------------------------------------------
INDUSTRY BUSINESS:
  Net sales:
    Unaffiliated customers                                        58,459               58,760        -301    -0.5          119,408
    Intersegment                                                   1,244                1,266         -22    -1.7            2,506
    Total                                                         59,703               60,026        -323    -0.5          121,914
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              59,874               59,245         629     1.1          121,872
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                  -171                  781        -952       -               42
    Operating income on sales in Industry
     Business (%)                                                   -0.3                  1.3                                  0.0
----------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESS:
  Net sales:
    Unaffiliated customers                                        78,280               82,581      -4,301    -5.2          163,272
    Intersegment                                                       -                    -           -       -                -
    Total                                                         78,280               82,581      -4,301    -5.2          163,272
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              76,152               83,820      -7,668    -9.1          167,431
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 2,128               -1,239       3,367       -           -4,159
    Operating income on sales in Other Business (%)                  2.7                 -1.5                                 -2.5
----------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
    Intersegment                                                  -1,244               -1,266          22       -           -2,506
    Total                                                         -1,244               -1,266          22       -           -2,506
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
    Intersegment                                                  -1,279               -1,268         -11       -           -2,475
    Corporate                                                     25,517               25,707        -190       -           56,715
    Total                                                         24,238               24,439        -201       -           54,240
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                               -25,482              -25,705         223       -          -56,746
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
    Unaffiliated customers                                       923,020              876,003      47,017     5.4        1,814,108
    Intersegment                                                       -                    -           -       -                -
    Total                                                        923,020              876,003      47,017     5.4        1,814,108
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             856,113              818,245      37,868     4.6        1,678,602
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                66,907               57,758       9,149    15.8          135,506
    Operating income on consolidated net sales (%)                   7.2                  6.6                                  7.5
----------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                      September 30, 2005   September 30, 2004     Change      %     March 31, 2005
----------------------------------------------------------------------------------------------------------------------------------
  Office Solution Business                                     1,394,012            1,196,759     197,253    16.5        1,358,136
  Industry Business                                               73,231               78,910      -5,679    -7.2           72,406
  Other Business                                                 115,397              130,783     -15,386   -11.8          125,278
  Elimination                                                     -7,536               -9,184       1,648   -17.9          -10,174
  Corporate assets                                               373,483              480,187    -106,704   -22.2          408,023
----------------------------------------------------------------------------------------------------------------------------------
Total                                                          1,948,587            1,877,455      71,132     3.8        1,953,669
----------------------------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                       Half year ended       Half year ended                          Year ended
                                                      September 30, 2005   September 30, 2004     Change      %     March 31, 2005
----------------------------------------------------------------------------------------------------------------------------------
  Office Solution Business                                        51,456               32,245      19,211    59.6           70,638
  Industry Business                                                4,573                3,603         970    26.9            8,509
  Other Business                                                   1,455                1,240         215    17.3            3,451
  Corporate                                                          684                1,149        -465   -40.5            2,103
----------------------------------------------------------------------------------------------------------------------------------
Total                                                             58,168               38,237      19,931    52.1           84,701
----------------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                                    (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                       Half year ended       Half year ended                          Year ended
                                                      September 30, 2005   September 30, 2004     Change      %     March 31, 2005
----------------------------------------------------------------------------------------------------------------------------------
  Office Solution Business                                        26,320               25,076       1,244     5.0           53,439
  Industry Business                                                3,150                3,425        -275    -8.0            7,450
  Other Business                                                   1,104                1,169         -65    -5.6            2,635
  Corporate                                                          531                1,371        -840   -61.3            3,272
----------------------------------------------------------------------------------------------------------------------------------
Total                                                             31,105               31,041          64     0.2           66,796
----------------------------------------------------------------------------------------------------------------------------------

Note: Effective from this financial period, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

                                       21
$$/BREAK/$$END

(2) Geographic Segment Information
(Three months ended September 30, 2005 and 2004)                                               (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                      September 30, 2005   September 30, 2004     Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                         254,094              241,810      12,284     5.1
      Intersegment                                                99,327               93,541       5,786     6.2
      Total                                                      353,421              335,351      18,070     5.4
-----------------------------------------------------------------------------------------------------------------
  Operating expenses                                             335,278              327,311       7,967     2.4
-----------------------------------------------------------------------------------------------------------------
  Operating income                                                18,143                8,040      10,103   125.7
        Operating income on sales in Japan(%)                        5.1                  2.4
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                          96,021               82,552      13,469    16.3
      Intersegment                                                   445                3,519      -3,074   -87.4
      Total                                                       96,466               86,071      10,395    12.1
-----------------------------------------------------------------------------------------------------------------
  Operating expenses                                              91,325               81,812       9,513    11.6
-----------------------------------------------------------------------------------------------------------------
  Operating income                                                 5,141                4,259         882    20.7
        Operating income on sales in the Americas(%)                 5.3                  4.9
-----------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                          96,093               93,315       2,778     3.0
      Intersegment                                                 1,326                  848         478    56.4
      Total                                                       97,419               94,163       3,256     3.5
-----------------------------------------------------------------------------------------------------------------
  Operating expenses                                              93,350               89,354       3,996     4.5
-----------------------------------------------------------------------------------------------------------------
  Operating income                                                 4,069                4,809        -740   -15.4
        Operating income on sales in Europe(%)                       4.2                  5.1
-----------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                          23,830               21,776       2,054     9.4
      Intersegment                                                24,392               22,808       1,584     6.9
      Total                                                       48,222               44,584       3,638     8.2
-----------------------------------------------------------------------------------------------------------------
  Operating expenses                                              44,808               41,549       3,259     7.8
-----------------------------------------------------------------------------------------------------------------
  Operating income                                                 3,414                3,035         379    12.5
        Operating income on sales in Other(%)                        7.1                  6.8
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                              -125,490             -120,716      -4,774       -
      Total                                                     -125,490             -120,716      -4,774       -
-----------------------------------------------------------------------------------------------------------------
  Operating expenses:                                           -124,348             -118,944      -5,404       -
-----------------------------------------------------------------------------------------------------------------
  Operating income                                                -1,142               -1,772         630       -
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                         470,038              439,453      30,585     7.0
      Intersegment                                                     -                    -           -       -
      Total                                                      470,038              439,453      30,585     7.0
-----------------------------------------------------------------------------------------------------------------
  Operating expenses                                             440,413              421,082      19,331     4.6
-----------------------------------------------------------------------------------------------------------------
  Operating income                                                29,625               18,371      11,254    61.3
        Operating income on consolidated net sales(%)                6.3                  4.2
-----------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                      September 30, 2005   September 30, 2004     Change      %
-----------------------------------------------------------------------------------------------------------------
    Japan                                                      1,186,255            1,069,762     116,493    10.9
    The Americas                                                 235,714              205,198      30,516    14.9
    Europe                                                       226,006              206,108      19,898     9.7
    Other                                                         73,123               60,406      12,717    21.1
    Elimination                                                 -145,994             -144,207      -1,787     1.2
    Corporate assets                                             373,483              480,188    -106,705   -22.2
-----------------------------------------------------------------------------------------------------------------
Total                                                          1,948,587            1,877,455      71,132     3.8
-----------------------------------------------------------------------------------------------------------------

                                       22
$$/BREAK/$$END

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                                      (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                       Half year ended      Half year ended                           Year ended
                                                      September 30, 2005   September 30, 2004    Change       %     March 31, 2005
----------------------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                         495,618              481,473      14,145     2.9          994,499
      Intersegment                                               204,313              189,951      14,362     7.6          392,216
      Total                                                      699,931              671,424      28,507     4.2        1,386,715
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             652,681              631,732      20,949     3.3        1,298,640
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                47,250               39,692       7,558    19.0           88,075
        Operating income on sales in Japan(%)                        6.8                  5.9                                  6.4
----------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                         182,319              159,184      23,135    14.5          322,975
      Intersegment                                                 1,753                4,814      -3,061   -63.6            7,486
      Total                                                      184,072              163,998      20,074    12.2          330,461
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             177,607              157,865      19,742    12.5          316,651
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 6,465                6,133         332     5.4           13,810
        Operating income on sales in the Americas(%)                 3.5                  3.7                                  4.2
----------------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                         199,569              193,941       5,628     2.9          412,333
      Intersegment                                                 2,446                1,789         657    36.7            3,310
      Total                                                      202,015              195,730       6,285     3.2          415,643
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             192,048              184,768       7,280     3.9          391,271
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 9,967               10,962        -995    -9.1           24,372
        Operating income on sales in Europe(%)                       4.9                  5.6                                  5.9
----------------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                          45,514               41,405       4,109     9.9           84,301
      Intersegment                                                48,019               43,818       4,201     9.6           89,647
      Total                                                       93,533               85,223       8,310     9.8          173,948
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              86,934               79,788       7,146     9.0          162,042
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 6,599                5,435       1,164    21.4           11,906
        Operating income on sales in Other(%)                        7.1                  6.4                                  6.8
----------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                              -256,531             -240,372     -16,159       -         -492,659
      Total                                                     -256,531             -240,372     -16,159       -         -492,659
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                           -253,157             -235,908     -17,249       -         -490,002
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                -3,374               -4,464       1,090       -           -2,657
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                         923,020              876,003      47,017     5.4        1,814,108
      Intersegment                                                     -                   -            -       -                -
      Total                                                      923,020              876,003      47,017     5.4        1,814,108
----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             856,113              818,245      37,868     4.6        1,678,602
----------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                66,907               57,758       9,149    15.8          135,506
        Operating income on consolidated net sales(%)                7.2                  6.6                                  7.5
----------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                      September 30, 2005   September 30, 2004    Change       %     March 31, 2005
----------------------------------------------------------------------------------------------------------------------------------
    Japan                                                      1,186,255            1,069,762     116,493    10.9        1,187,190
    The Americas                                                 235,714              205,198      30,516    14.9          206,979
    Europe                                                       226,006              206,108      19,898     9.7          228,568
    Other                                                         73,123               60,406      12,717    21.1           66,319
    Elimination                                                 -145,994             -144,207      -1,787     1.2         -143,410
    Corporate assets                                             373,483              480,188    -106,705   -22.2          408,023
----------------------------------------------------------------------------------------------------------------------------------
Total                                                          1,948,587            1,877,455      71,132     3.8        1,953,669
----------------------------------------------------------------------------------------------------------------------------------

                                       23
$$/BREAK/$$END

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005.

Consolidated subsidiaries:
 1 Addition
 9 Removals
Companies accounted for by the equity method:
 2 Removals

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)
(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities
In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories
Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment
Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets
In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No.142 requires annual impairment testing thereof.

(6) Use of Estimates
Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                       24
$$/BREAK/$$END

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES
The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2005 and March 31, 2005 are as follows:

                                                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                 September 30, 2005
---------------------------------------------------------------------------------------------------------------------
                                                                 Gross unrealized   Gross unrealized
                                                         Cost     holding gains      holding losses      Fair value
---------------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                              144                  -                  -              144
    Other                                                    1                  -                  -                1
---------------------------------------------------------------------------------------------------------------------
                                                           145                  -                  -              145
---------------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                                    6,920             12,041                 37           18,924
    Corporate debt securities                            6,000                 30                  -            6,030
    Other                                                  684                258                  -              942
    Nonmarketable securities (at cost)                   6,419                  -                  -            6,419
---------------------------------------------------------------------------------------------------------------------
                                                        20,023             12,329                 37           32,315
---------------------------------------------------------------------------------------------------------------------

                                                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                   March 31, 2005
---------------------------------------------------------------------------------------------------------------------
                                                                 Gross unrealized   Gross unrealized
                                                         Cost     holding gains      holding losses        Fair value
---------------------------------------------------------------------------------------------------------------------
Current:
    Corporate debt securities                              137                  -                  -              137
    Other                                                    1                  -                  -                1
---------------------------------------------------------------------------------------------------------------------
                                                           138                  -                  -              138
---------------------------------------------------------------------------------------------------------------------
Noncurrent:
    Equity securities                                    7,479              9,021                 49           16,451
    Corporate debt securities                            6,000                 45                  -            6,045
    Other                                                1,229                480                  -            1,709
    Nonmarketable securities (at cost)                   6,949                  -                  -            6,949
---------------------------------------------------------------------------------------------------------------------
                                                        21,657              9,546                 49           31,154
---------------------------------------------------------------------------------------------------------------------

(2) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of September 30, 2005, and March 31, 2005 are as follows:

                                                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                 September 30, 2005
---------------------------------------------------------------------------------------------------------------------
                                                                                        Carrying         Estimated
                                                                                         amount          Fair value
---------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                                             1,283            1,283
Foreign currency contracts-net credit                                                           -917             -917
Currency options-net credit                                                                       59               59
---------------------------------------------------------------------------------------------------------------------
Total                                                                                            425              425
---------------------------------------------------------------------------------------------------------------------

                                                                                                     (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                   March 31, 2005
---------------------------------------------------------------------------------------------------------------------
                                                                                        Carrying         Estimated
                                                                                         amount          Fair value
---------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                                             1,683            1,683
Foreign currency contracts-net credit                                                            181              181
Currency options                                                                                -813             -813
---------------------------------------------------------------------------------------------------------------------
Total                                                                                          1,051            1,051
---------------------------------------------------------------------------------------------------------------------

(3) TRANSACTIONS OF RICOH WITH AFFILIATES                                                           (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                                  September 30, 2005   March 31, 2005
---------------------------------------------------------------------------------------------------------------------
Account balances:
    Receivables                                                                                3,117            3,416
    Payables                                                                                   2,877            2,964
---------------------------------------------------------------------------------------------------------------------

                                                                                                   (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                                   Half year ended       Year ended
                                                                                  September 30, 2005   March 31, 2005
---------------------------------------------------------------------------------------------------------------------
Transactions:
    Sales                                                                                      9,258           19,365
    Purchases                                                                                 10,563           27,286
    Dividend income                                                                              825            1,154
---------------------------------------------------------------------------------------------------------------------

                                       25
$$/BREAK/SECTION=A/ELEMENT=1
/NOPRE/NOPOST/NOFOLIO/$$END

-APPENDIX- (Half year ended September 30, 2005)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY
(Three months ended September 30, 2005 and 2004)                                                               (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                           Three months ended   Three months ended                    Change excluding
                                           September 30, 2005   September 30, 2004   Change     %      exchange impact     %
-------------------------------------------------------------------------------------------------------------------------------
(Office Solution Business)
  Imaging Solution Business                           343,643            314,562     29,081     9.2             26,738      8.5
    Percentage of net sales (%)                          73.1               71.6
       Domestic                                       139,619            128,418     11,201     8.7             11,201      8.7
       Overseas                                       204,024            186,144     17,880     9.6             15,537      8.3
  Network System Solution Business                     54,565             52,355      2,210     4.2              2,189      4.2
    Percentage of net sales (%)                          11.6               11.9
       Domestic                                        52,385             50,844      1,541     3.0              1,541      3.0
       Overseas                                         2,180              1,511        669    44.3                648     42.9
Office Solution Business Total                        398,208            366,917     31,291     8.5             28,927      7.9
    Percentage of net sales (%)                          84.7               83.5
  Domestic                                            192,004            179,262     12,742     7.1             12,742      7.1
  Overseas                                            206,204            187,655     18,549     9.9             16,185      8.6
      The Americas                                     91,407             79,582     11,825    14.9             10,890     13.7
      Europe                                           92,393             87,497      4,896     5.6              4,066      4.6
      Other                                            22,404             20,576      1,828     8.9              1,229      6.0
-------------------------------------------------------------------------------------------------------------------------------
(Industry Business)
Industry Business                                      32,381             29,177      3,204    11.0              3,151     10.8
    Percentage of net sales (%)                           6.9                6.6
  Domestic                                             20,220             19,426        794     4.1                794      4.1
  Overseas                                             12,161              9,751      2,410    24.7              2,357     24.2
      The Americas                                      5,082              2,774      2,308    83.2              2,279     82.2
      Europe                                            3,528              3,665       -137    -3.7               -169     -4.6
      Other                                             3,551              3,312        239     7.2                247      7.5
-------------------------------------------------------------------------------------------------------------------------------
(Other Business)
Other Business                                         39,449             43,359     -3,910    -9.0             -3,982     -9.2
    Percentage of net sales (%)                           8.4                9.9
  Domestic                                             34,702             37,176     -2,474    -6.7             -2,474     -6.7
  Overseas                                              4,747              6,183     -1,436   -23.2             -1,508    -24.4
      The Americas                                        270                573       -303   -52.9               -306    -53.4
      Europe                                              999              1,502       -503   -33.5               -510    -34.0
      Other                                             3,478              4,108       -630   -15.3               -692    -16.8
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                           470,038            439,453     30,585     7.0             28,096      6.4
    Percentage of net sales (%)                         100.0              100.0
  Domestic                                            246,926            235,864     11,062     4.7             11,062      4.7
    Percentage of net sales (%)                          52.5               53.7
  Overseas                                            223,112            203,589     19,523     9.6             17,034      8.4
    Percentage of net sales (%)                          47.5               46.3
      The Americas                                     96,759             82,929     13,830    16.7             12,863     15.5
        Percentage of net sales (%)                      20.6               18.9
      Europe                                           96,920             92,664      4,256     4.6              3,387      3.7
        Percentage of net sales (%)                      20.6               21.1
      Other                                            29,433             27,996      1,437     5.1                784      2.8
        Percentage of net sales (%)                       6.3                6.3
-------------------------------------------------------------------------------------------------------------------------------
        Reference: Exchange rate
                  US$ 1                            Yen 111.22         Yen 110.01      Yen 1.21
                 EURO 1                            Yen 135.79         Yen 134.44      Yen 1.35

Each category includes the following product line:
Imaging Solution Business         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network system Solution Business  Personal computers, PC servers, network systems and network related software
Industry Business                 Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other Business                    Optical discs and digital camera

                                       A1
$$/BREAK/$$END

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                                        (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                 Half year ended      Half year ended                      Change excluding            Year ended
                                September 30, 2005   September 30, 2004   Change     %     exchange impact      %     March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
(Office Solution Business)
  Imaging Solution Business                693,130              639,056   54,074     8.5             50,781     7.9        1,332,299
    Percentage of net sales
     (%)                                      75.1                 73.0                                                         73.4
       Domestic                            289,241              267,770   21,471     8.0             21,471     8.0          564,163
       Overseas                            403,889              371,286   32,603     8.8             29,310     7.9          768,136
  Network System Solution
   Business                                 93,151               95,606   -2,455    -2.6             -2,498    -2.6          199,129
    Percentage of net sales
     (%)                                      10.1                 10.9                                                         11.0
       Domestic                             88,984               92,683   -3,699    -4.0             -3,699    -4.0          192,304
       Overseas                              4,167                2,923    1,244    42.6              1,201    41.1            6,825
Office Solution Business
 Total                                     786,281              734,662   51,619     7.0             48,283     6.6        1,531,428
    Percentage of net sales
     (%)                                      85.2                 83.9                                                         84.4
  Domestic                                 378,225              360,453   17,772     4.9             17,772     4.9          756,467
  Overseas                                 408,056              374,209   33,847     9.0             30,511     8.2          774,961
      The Americas                         174,373              153,727   20,646    13.4             21,294    13.9          312,188
      Europe                               191,064              181,476    9,588     5.3              6,419     3.5          385,689
      Other                                 42,619               39,006    3,613     9.3              2,798     7.2           77,084
------------------------------------------------------------------------------------------------------------------------------------
(Industry Business)
Industry Business                           58,459               58,760     -301    -0.5               -375    -0.6          119,408
    Percentage of net sales
     (%)                                       6.3                  6.7                                                          6.6
  Domestic                                  36,078               39,704   -3,626    -9.1             -3,626    -9.1           80,833
  Overseas                                  22,381               19,056    3,325    17.4              3,251    17.1           38,575
      The Americas                           8,221                5,116    3,105    60.7              3,136    61.3           10,112
      Europe                                 7,473                7,214      259     3.6                136     1.9           15,338
      Other                                  6,687                6,726      -39    -0.6                -21    -0.3           13,125
------------------------------------------------------------------------------------------------------------------------------------
(Other Business)
Other Business                              78,280               82,581   -4,301    -5.2             -4,386    -5.3          163,272
    Percentage of net sales
     (%)                                       8.5                  9.4                                                          9.0
  Domestic                                  66,614               69,019   -2,405    -3.5             -2,405    -3.5          135,675
  Overseas                                  11,666               13,562   -1,896   -14.0             -1,981   -14.6           27,597
      The Americas                           1,321                2,487   -1,166   -46.9             -1,165   -46.8            3,297
      Europe                                 2,862                4,297   -1,435   -33.4             -1,475   -34.3            7,879
      Other                                  7,483                6,778      705    10.4                659     9.7           16,421
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                923,020              876,003   47,017     5.4             43,522     5.0        1,814,108
    Percentage of net sales
     (%)                                     100.0                100.0                                                        100.0
  Domestic                                 480,917              469,176   11,741     2.5             11,741     2.5          972,975
    Percentage of net sales
     (%)                                      52.1                 53.6                                                         53.6
  Overseas                                 442,103              406,827   35,276     8.7             31,781     7.8          841,133
    Percentage of net sales
     (%)                                      47.9                 46.4                                                         46.4
      The Americas                         183,915              161,330   22,585    14.0             23,265    14.4          325,597
        Percentage of net
         sales (%)                            19.9                 18.4                                                         17.9
      Europe                               201,399              192,987    8,412     4.4              5,080     2.6          408,906
        Percentage of net
         sales (%)                            21.8                 22.0                                                         22.5
      Other                                 56,789               52,510    4,279     8.1              3,436     6.5          106,630
        Percentage of net
         sales (%)                             6.2                  6.0                                                          6.0
------------------------------------------------------------------------------------------------------------------------------------
       Reference: Exchange rate
                 US$ 1                  Yen 109.42           Yen 109.83    Yen -0.41                                      Yen 107.58
                EURO 1                  Yen 135.67           Yen 133.31    Yen  2.36                                      Yen 135.25

Each category includes the following product line:
Imaging Solution Business         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network system Solution Business  Personal computers, PC servers, network systems and network related software
Industry Business                 Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other Business                    Optical discs and digital camera

                                       A2
$$/BREAK/$$END

2. CONSOLIDATED SALES BY PREVIOUS PRODUCT CATEGORY (FOR REFERENCE)
(Three months ended September 30, 2005 and 2004)                                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                      Three months ended    Three months ended                       Change excluding
                                      September 30, 2005    September 30, 2004    Change        %     exchange impact        %
--------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                        135,959               136,148      -189      -0.1             -1,036      -0.8
    Percentage of net sales (%)                     28.9                  31.0
       Domestic                                   54,598                54,818      -220      -0.4               -220      -0.4
       Overseas                                   81,361                81,330        31       0.0               -816      -1.0
  Other Imaging Systems                           36,056                38,828    -2,772      -7.1             -3,005      -7.7
    Percentage of net sales (%)                      7.7                   8.8
       Domestic                                   14,716                14,917      -201      -1.3               -201      -1.3
       Overseas                                   21,340                23,911    -2,571     -10.8             -2,804     -11.7
Total Imaging Solutions                          172,015               174,976    -2,961      -1.7             -4,041      -2.3
    Percentage of net sales (%)                     36.6                  39.8
  Domestic                                        69,314                69,735      -421      -0.6               -421      -0.6
  Overseas                                       102,701               105,241    -2,540      -2.4             -3,620      -3.4
--------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                               181,508               149,373    32,135      21.5             30,815      20.6
    Percentage of net sales (%)                     38.6                  34.0
       Domestic                                   72,915                61,260    11,655      19.0             11,655      19.0
       Overseas                                  108,593                88,113    20,480      23.2             19,160      21.7
  Other Input/Output Systems                       2,633                 3,594      -961     -26.7               -968     -26.9
    Percentage of net sales (%)                      0.6                   0.8
       Domestic                                      615                   551        64      11.6                 64      11.6
       Overseas                                    2,018                 3,043    -1,025     -33.7             -1,032     -33.9
Total Network Input/Output Systems               184,141               152,967    31,174      20.4             29,847      19.5
    Percentage of net sales (%)                     39.2                  34.8
  Domestic                                        73,530                61,811    11,719      19.0             11,719      19.0
  Overseas                                       110,611                91,156    19,455      21.3             18,128      19.9
--------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                          56,141                54,049     2,092       3.9              2,071       3.8
    Percentage of net sales (%)                     11.9                  12.3
  Domestic                                        53,961                52,538     1,423       2.7              1,423       2.7
  Overseas                                         2,180                 1,511       669      44.3                648      42.9
--------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                           412,297               381,992    30,305       7.9             27,877       7.3
    Percentage of net sales (%)                     87.7                  86.9
  Domestic                                       196,805               184,084    12,721       6.9             12,721       6.9
  Overseas                                       215,492               197,908    17,584       8.9             15,156       7.7
      The Americas                                94,266                82,719    11,547      14.0             10,574      12.8
      Europe                                      96,039                91,678     4,361       4.8              3,497       3.8
      Other                                       25,187                23,511     1,676       7.1              1,085       4.6
--------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                  57,741                57,461       280       0.5                219       0.4
    Percentage of net sales (%)                     12.3                  13.1
  Domestic                                        50,121                51,780    -1,659      -3.2             -1,659      -3.2
  Overseas                                         7,620                 5,681     1,939      34.1              1,878      33.1
      The Americas                                 2,493                   210     2,283   1,087.1              2,289   1,090.0
      Europe                                         881                   986      -105     -10.6               -110     -11.2
      Other                                        4,246                 4,485      -239      -5.3               -301      -6.7
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                      470,038               439,453    30,585       7.0             28,096       6.4
    Percentage of net sales (%)                    100.0                 100.0
  Domestic                                       246,926               235,864    11,062       4.7             11,062       4.7
    Percentage of net sales (%)                     52.5                  53.7
  Overseas                                       223,112               203,589    19,523       9.6             17,034       8.4
    Percentage of net sales (%)                     47.5                  46.3
      The Americas                                96,759                82,929    13,830      16.7             12,863      15.5
        Percentage of net sales (%)                 20.6                  18.9
      Europe                                      96,920                92,664     4,256       4.6              3,387       3.7
        Percentage of net sales (%)                 20.6                  21.1
      Other                                       29,433                27,996     1,437       5.1                784       2.8
        Percentage of net sales (%)                  6.3                   6.3
--------------------------------------------------------------------------------------------------------------------------------
       Reference: Exchange rate

                 US$ 1                        Yen 111.22            Yen 110.01            Yen 1.21
                EURO 1                        Yen 135.79            Yen 134.44            Yen 1.35

Each category includes the following product line:

Digital Imaging Systems                  Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems                    Analog PPCs, diazo copiers, and thermal paper
Printing Systems                         MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems               Optical discs and system scanners
Network System Solutions                 Personal computers, PC servers, network systems and network related software
Other Businesses                         Optical equipments, metering equipments and semiconductors

                                       A3
$$/BREAK/$$END

(Half year ended September 30, 2005 and 2004 and Year ended March 31, 2005)                                        (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                      Half year ended     Half year ended                      Change excluding         Year ended
                                   September 30, 2005  September 30, 2004   Change       %      exchange impact   %   March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                     276,229             275,531      698       0.3             -169    -0.1       559,023
    Percentage of net sales (%)                  29.9                31.5                                                      30.8
       Domestic                               111,409             113,924   -2,515      -2.2           -2,515    -2.2       231,526
       Overseas                               164,820             161,607    3,213       2.0            2,346     1.5       327,497
  Other Imaging Systems                        75,554              81,074   -5,520      -6.8           -5,918    -7.3       156,074
    Percentage of net sales (%)                   8.2                 9.2                                                       8.6
       Domestic                                30,157              30,912     -755      -2.4             -755    -2.4        59,371
       Overseas                                45,397              50,162   -4,765      -9.5           -5,163   -10.3        96,703
Total Imaging Solutions                       351,783             356,605   -4,822      -1.4           -6,087    -1.7       715,097
    Percentage of net sales (%)                  38.1                40.7                                                      39.4
  Domestic                                    141,566             144,836   -3,270      -2.3           -3,270    -2.3       290,897
  Overseas                                    210,217             211,769   -1,552      -0.7           -2,817    -1.3       424,200
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                            361,729             301,343   60,386      20.0           58,283    19.3       655,328
    Percentage of net sales (%)                  39.2                34.4                                                      36.1
       Domestic                               152,977             127,975   25,002      19.5           25,002    19.5       283,141
       Overseas                               208,752             173,368   35,384      20.4           33,281    19.2       372,187
  Other Input/Output Systems                    5,842               8,979   -3,137     -34.9           -3,150   -35.1        15,508
    Percentage of net sales (%)                   0.6                 1.0                                                       0.9
       Domestic                                 1,342               1,490     -148      -9.9             -148    -9.9         3,247
       Overseas                                 4,500               7,489   -2,989     -39.9           -3,002   -40.1        12,261
Total Network Input/Output Systems            367,571             310,322   57,249      18.4           55,133    17.8       670,836
    Percentage of net sales (%)                  39.8                35.4                                                      37.0
  Domestic                                    154,319             129,465   24,854      19.2           24,854    19.2       286,388
  Overseas                                    213,252             180,857   32,395      17.9           30,279    16.7       384,448
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                       96,351              99,038   -2,687      -2.7           -2,730    -2.8       205,895
    Percentage of net sales (%)                  10.5                11.3                                                      11.3
  Domestic                                     92,184              96,115   -3,931      -4.1           -3,931    -4.1       199,070
  Overseas                                      4,167               2,923    1,244      42.6            1,201    41.1         6,825
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                        815,705             765,965   49,740       6.5           46,316     6.0     1,591,828
    Percentage of net sales (%)                  88.4                87.4                                                      87.7
  Domestic                                    388,069             370,416   17,653       4.8           17,653     4.8       776,355
  Overseas                                    427,636             395,549   32,087       8.1           28,663     7.2       815,473
      The Americas                            181,226             160,944   20,282      12.6           20,952    13.0       324,853
      Europe                                  199,010             191,189    7,821       4.1            4,525     2.4       403,574
      Other                                    47,400              43,416    3,984       9.2            3,186     7.3        87,046
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                              107,315             110,038   -2,723      -2.5           -2,794    -2.5       222,280
    Percentage of net sales (%)                  11.6                12.6                                                      12.3
  Domestic                                     92,848              98,760   -5,912      -6.0           -5,912    -6.0       196,620
  Overseas                                     14,467              11,278    3,189      28.3            3,118    27.6        25,660
      The Americas                              2,689                 386    2,303     596.6            2,313   599.2           744
      Europe                                    2,389               1,798      591      32.9              555    30.9         5,332
      Other                                     9,389               9,094      295       3.2              250     2.7        19,584
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                   923,020             876,003   47,017       5.4           43,522     5.0     1,814,108
    Percentage of net sales (%)                 100.0               100.0                                                     100.0
  Domestic                                    480,917             469,176   11,741       2.5           11,741     2.5       972,975
    Percentage of net sales (%)                  52.1                53.6                                                      53.6
  Overseas                                    442,103             406,827   35,276       8.7           31,781     7.8       841,133
    Percentage of net sales (%)                  47.9                46.4                                                      46.4
      The Americas                            183,915             161,330   22,585      14.0           23,265    14.4       325,597
        Percentage of net sales (%)              19.9                18.4                                                      17.9
      Europe                                  201,399             192,987    8,412       4.4            5,080     2.6       408,906
        Percentage of net sales (%)              21.8                22.0                                                      22.5
      Other                                    56,789              52,510    4,279       8.1            3,436     6.5       106,630
        Percentage of net sales (%)               6.2                 6.0                                                       6.0
------------------------------------------------------------------------------------------------------------------------------------
            Reference: Exchange rate

                 US$ 1                        Yen 109.42            Yen 109.83           Yen -0.41                       Yen 107.58
                EURO 1                        Yen 135.67            Yen 133.31           Yen  2.36                       Yen 135.25

Each category includes the following product line:

Digital Imaging Systems                  Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems                    Analog PPCs, diazo copiers, and thermal paper
Printing Systems                         MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems               Optical discs and system scanners
Network System Solutions                 Personal computers, PC servers, network systems and network related software
Other Businesses                         Optical equipments, metering equipments and semiconductors

                                       A4
$$/BREAK/$$END

3. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                  (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                Half year ended        Three months ending         Half year ending            Year ending
                                 Sept. 30, 2005 Change    Dec. 31, 2005     Change   Mar. 31, 2006   Change   Mar. 31, 2006  Change
                                     Results      %         Forecast          %         Forecast        %        Forecast       %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                             923.0        5.4               465.0     4.8            976.9     4.1       1,900.0       4.7
Gross profit                          388.2        6.7               201.0     4.6            415.7     6.4         804.0       6.5
Operating income                       66.9       15.8                38.0    -1.8             93.0    19.7         160.0      18.1
Income before income taxes             69.4       15.6                37.7     8.8             90.5    20.3         160.0      18.2
Net income                             42.8       19.7                22.3     0.3             54.1    14.4          97.0      16.7
------------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)            58.40          -               30.36       -            73.67       -        132.07         -
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                    58.1          -                28.0       -             55.8       -         114.0         -
Depreciation for tangible fixed
 assets                                31.1          -                18.5       -             37.8       -          69.0         -
R&D expenditure                        54.9          -                28.5       -             61.0       -         116.0         -
------------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)              109.42          -              110.00       -           110.00       -        109.71         -
Exchange rate (Yen/EURO)             135.67          -              135.00       -           135.00       -        135.34         -
------------------------------------------------------------------------------------------------------------------------------------

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                          Half year ending March 31, 2006                      Year ending March 31, 2006
                                          -------------------------------                      --------------------------
                                       Forecast      Change   Forecast(*)    Change    Forecast    Change     Forecast(*)  Change
                                                       %                       %                      %                       %
------------------------------------------------------------------------------------------------------------------------------------
(Office Solution Business)
  Imaging Solution Business               728.2        5.0          724.7      4.5      1,421.3      6.7        1,414.5         6.2
       Domestic                           310.5        4.8          310.5      4.8        599.7      6.3          599.7         6.3
       Overseas                           417.7        5.3          414.2      4.4        821.5      7.0          814.7         6.1
  Network System Solution Business        109.9        6.2          109.9      6.2        203.0      2.0          203.0         1.9
       Domestic                           105.2        5.6          105.2      5.6        194.1      1.0          194.1         1.0
       Overseas                             4.7       20.5            4.7     20.5          8.8     29.9            8.8        29.3
Office Solution Business Total            838.1        5.2          834.6      4.7      1,624.3      6.1        1,617.5         5.6
  Domestic                                415.7        5.0          415.7      5.0        793.9      5.0          793.9         5.0
  Overseas                                422.4        5.4          418.9      4.5        830.4      7.2          823.6         6.3
      The Americas                        173.8        9.7          166.5      5.1        348.1     11.5          341.5         9.4
      Europe                              205.2        0.5          208.7      2.2        396.2      2.7          396.5         2.8
      Other                                43.4       14.0           43.7     14.8         86.0     11.6           85.5        10.9
------------------------------------------------------------------------------------------------------------------------------------
(Industry Business)
Industry Business                          59.6       -1.7           59.5     -1.9        118.0     -1.1          117.8        -1.3
  Domestic                                 36.7      -10.8           36.7    -10.8         72.7    -10.0           72.7       -10.0
  Overseas                                 22.9       17.3           22.8     16.8         45.2     17.4           45.1        16.9
      The Americas                          7.0       40.1            6.7     34.1         15.2     50.5           14.9        47.9
      Europe                                8.0       -1.5            8.2      0.9         15.4      0.9           15.5         1.4
      Other                                 7.9       23.5            7.9     23.5         14.5     11.1           14.6        11.3
------------------------------------------------------------------------------------------------------------------------------------
(Other Business)
Other Business                             79.2       -1.7           79.4     -1.5        157.5     -3.5          157.6        -3.4
  Domestic                                 66.3       -0.4           66.3     -0.4        132.9     -2.0          132.9        -2.0
  Overseas                                 12.8       -8.1           13.1     -6.7         24.5    -11.0           24.6       -10.6
      The Americas                          0.2      -75.3            0.2    -75.3          1.5    -53.9            1.5       -53.8
      Europe                                5.4       50.8            5.4     50.8          8.2      4.9            8.2         4.4
      Other                                 7.2      -24.3            7.5    -22.2         14.7    -10.0           14.9        -9.0
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                               976.9        4.1          973.5      3.8      1,900.0      4.7        1,893.0         4.4
  Domestic                                518.7        3.0          518.7      3.0        999.7      2.7          999.7         2.7
  Overseas                                458.1        5.5          454.8      4.7        900.3      7.0          893.3         6.2
      The Americas                        181.0       10.2          173.4      5.6        364.9     12.1          357.9        10.0
      Europe                              218.6        1.2          222.3      3.0        419.9      2.7          420.3         2.8
      Other                                58.5        8.3           59.1      9.2        115.3      8.2          115.0         7.9
------------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A5
$$/BREAK/SECTION=B/ELEMENT=1
/NOPRE/NOPOST/NOFOLIO/$$END

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED PERFORMANCE

----------------------------------------------------------------------------------------
                                  Half year ended    Half year ended    Half year ended
                                   September 30,      September 30,      September 30,
                                       2003                2004              2005
----------------------------------------------------------------------------------------
Net sales (left axis)                       888.0              876.0              923.0
Net income (right axis)                      42.2               35.8               42.8
Return on equity (right axis)                 6.2                4.4                4.8
Return on assets (right axis)                 3.8                3.2                3.6
Net income per share (left axis)            56.79              48.48              58.40
----------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE

----------------------------------------------------------------------------------------
                                  Half year ended    Half year ended    Half year ended
                                   September 30,      September 30,      September 30,
                                       2003                2004              2005
----------------------------------------------------------------------------------------
Imaging Solution Business                   629.7              639.0              693.1
Network System Solution Business             93.5               95.6               93.1
Industry Business                            54.6               58.7               58.4
Other Business                              110.1               82.5               78.2
----------------------------------------------------------------------------------------
Imaging Solution Business (%)                70.9               73.0               75.1
Network System Solution Business (%)         10.5               10.9               10.1
Industry Business (%)                         6.2                6.7                6.3
Other Business (%)                           12.4                9.4                8.5
                                            100.0              100.0              100.0
----------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA

----------------------------------------------------------------------------------------
                                  Half year ended    Half year ended    Half year ended
                                   September 30,      September 30,      September 30,
                                       2003                2004              2005
----------------------------------------------------------------------------------------
Japan                                       448.6              469.1              480.9
The Americas                                167.6              161.3              183.9
Europe                                      196.9              192.9              201.3
Others                                       74.8               52.5               56.7
----------------------------------------------------------------------------------------
Japan (%)                                    50.5               53.6               52.1
The Americas (%)                             18.9               18.4               19.9
Europe (%)                                   22.2               22.0               21.8
Others (%)                                    8.4                6.0                6.2
Total                                       100.0              100.0              100.0
----------------------------------------------------------------------------------------